September 8, 2020

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549-7010.

Attn: Sherry Haywood

Re:	The AZEK Company Inc.
Registration Statement on Form S-1 (File No. 333-248660)
Request for Acceleration of Effective Date

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The AZEK Company Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1, Registration Number 333-248660 (the “Registration Statement”), and declare the Registration Statement effective as of 4:30 PM, Eastern Daylight Time, on September 10, 2020, or as soon thereafter as practicable. The Company hereby authorizes John L. Savva of Sullivan & Cromwell LLP, counsel to the Company, to modify or withdraw this request on its behalf.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John L. Savva at Sullivan & Cromwell LLP via telephone at (650) 461-5610.

* * *

Very truly yours, The AZEK Company Inc.

By:	/s/ Paul Kardish
	Name:	Paul Kardish
	Title:	Chief Legal Officer